Exhibit 99.2

Yandex N.V Schiphol Boulevard165 1118 BG Schiphol The Netherlands

To: Shareholders of Yandex N.V.

From: Board of Directors

Date: June 10, 2021

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (Yandex, or the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on June 28, 2021, beginning immediately following the Class A Meeting to be held at 16.00 Amsterdam time on that day, by webcast available at www.meetingcenter.io/251402606 in accordance with Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid) (the "Temporary Act COVID-19").

Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

If you are planning to join the webcast of the AGM, we kindly request you to provide advance notice by notifying the Company at askir@yandex-team.ru before 16.00 (Amsterdam time) on June 25, 2021. To participate in the AGM, you may go to www.meetingcenter.io/251402606 and enter your 15-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. The password for the meeting is YNDX2021. You will not be able to vote your shares in real time at the webcast of the AGM. Instead, you are requested to vote your shares in advance in the manner described below. Those without a control number may attend the AGM as guests, in listen-only mode, by logging in to the same virtual meeting platform and following the instructions on the website for guest access.

The following agenda items are scheduled for the AGM:

Introductory remarks.

Substantive Business:

1.	Approval of 2020 annual statutory accounts of the Company. (decision)

2.	Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2020 financial year. (decision)

3.	Re-appointment of John Boynton as a non-executive member of the Board of Directors for a four-year term. (decision)

4.	Re-appointment of Esther Dyson as a non-executive member of the Board of Directors for a four-year term. (decision)

5.	Re-appointment of Ilya Strebulaev as a non-executive member of the Board of Directors for a four-year term. (decision)

6.	Appointment of Alexander Moldovan as a non-executive member of the Board of Directors for a four-year term. (decision)

7.	Appointment of the external auditor of the Company for the 2021 financial year. (decision)

8.	General authorization of the Board of Directors to issue Class A Shares. (decision)

9.	General authorization of the Board of Directors to exclude pre-emption rights. (decision)

10.	General authorization of the Board of Directors to acquire shares in the Company. (decision)

Any other business.

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Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our 2020 Annual Report on Form 20-F, are available:

• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On May 31, 2021, the total number of Class A Shares outstanding (excluding shares held in treasury) was 321,153,661 with a total of 321,153,661 voting rights; and the total number of Class B Shares was 35,708,674 with a total of 357,086,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on May 31, 2021, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

Shareholders who hold shares on the record date have the opportunity to submit written questions in respect of the agenda items by sending an e-mail to askir@yandex-team.ru. Any questions must be submitted by 72 hours prior to the AGM and must be accompanied by evidence of your ownership or beneficial ownership of shares on the record date. If your Class A shares are held by a broker, bank or other nominee, you must provide us with a letter from the nominee confirming your beneficial ownership of such shares. We will answer the questions (either separately or combined with other questions) at the AGM, with the answers published on our website https://ir.yandex/shareholder-meetings at least 12 hours before the AGM.

At the AGM, shareholders who have submitted written questions prior to the AGM will be given the opportunity to ask follow-up questions at the webcast of the AGM. The Chairman in his discretion may refuse follow-up questions being asked if these may reasonably be expected to jeopardize the order of the AGM.

Your vote is important regardless of the number of shares you own. Whether or not you expect to join the webcast of the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet (at http://www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askir@yandex-team.ru. Shareholders who are eligible and intend to have an item added to the agenda of the AGM must comply with the requirements contained in Article 18 of our Articles of Association, as amended. We reserve the right (subject to the laws of The Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Schiphol, June 10, 2021

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Yandex N.V Schiphol Boulevard165 1118 BG Schiphol The Netherlands

To: Shareholders of Yandex N.V.

From: Board of Directors

Date: June 10, 2021

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:	June 28, 2021 immediately following the Class A Meeting to be convened at 16.00 Amsterdam time

Location:	by webcast available at www.meetingcenter.io/251402606 in accordance with Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid)

Opening

Introductory Remarks

Approval of 2020 statutory accounts; discharge of Directors

1. To approve the annual statutory accounts of the Yandex N.V. (the ‘‘Company’’) for the 2020 financial year (prepared in accordance with IFRS). (Decision)

2. To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2020 financial year. (Decision)

Re-appointment of non-executive directors

3. To re-appoint John Boynton to serve as a non-executive member of the Board of Directors, for a four-year term. (Decision)

4. To re-appoint Esther Dyson to serve as a non-executive member of the Board of Directors, for a four-year term. (Decision)

5. To re-appoint Ilya Strebulaev to serve as a non-executive member of the Board of Directors, for a four-year term. (Decision)

Appointment of non-executive directors

6. To appoint Alexander Moldovan to serve as a non-executive member of the Board of Directors, for a four-year term. (Decision)

Appointment of Auditor

7. To appoint AO PricewaterhouseCoopers Audit, an independent registered public accounting firm and the Russian member firm of PricewaterhouseCoopers International Limited, as auditors of the Company’s consolidated financial statements for the 2021 financial year (to be prepared under U.S. GAAP), and PricewaterhouseCoopers Accountants N.V, its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2021 financial year (to be prepared under IFRS). (Decision)

General designations and authorizations of the Board of Directors

8. To designate the Board of Directors as the competent body to issue from time to time Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

9. To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A Shares for a period of five years from the date of the Annual General Meeting. (Decision)

10. To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

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Explanatory Notes to the Agenda

Opening

The Chief Operating Officer will look back on 2020, including the Group’s financial performance.

Approval of 2020 statutory accounts; discharge of Directors

1-2. Approval of 2020 Annual Statutory Accounts of Yandex N.V.; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2020 financial year

These agenda items include proposals to adopt the 2020 Statutory Accounts, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2020.

The proposed discharge of the members of the Board of Directors only covers matters that are known to the Company at the 2021 AGM when the resolution to discharge is adopted. Copies of the 2020 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

Re-appointment of directors

The Nominating Committee is responsible for, among other things, recommending to the Board of Directors persons to be nominated for election or re-election as directors at any General Meeting. The Nominating Committee has two subcommittees.

Subcommittee I consists of one Designated Director (as defined in our Articles of Association) (Mr. Komissarov), one director with a Russian passport and residency (Mr. Voloshin), and one other Director (Mr. Boynton). Subcommittee I is responsible for selecting and recommending up to four persons for nomination by the Board for appointment by the General Meeting (the “Class I Directors”).

The term of Ilya Strebulaev, who currently serves as a Class I Director, expires at the 2021AGM. Mr. Strebulaev has been a member of the Company’s Board of Directors since 2018. Subcommittee I, as well as the entire Nominating Committee, has unanimously recommended Mr. Strebulaev for nomination by the Board for re-appointment by the General Meeting, with the effect that Mr. Strebulaev will continue to serve as a Class I Director.

Subcommittee I, as well as the entire Nominating Committee, has further unanimously recommended Alexander Moldovan for nomination by the Board for initial appointment by the General Meeting at the 2021 AGM, with the effect that Mr. Moldovan will serve as a Class I Director.

Following the 2021 AGM, there will continue to be one Class I Director vacancy. The Nominating Committee and the Board of Directors are continuing to identify appropriate candidates for this seat and expect to nominate a candidate in due course.

Subcommittee II consists of three directors who are not Class I Directors: Messrs. Boynton and Rijnja, and Ms. Dyson. Subcommittee II is responsible for selecting and recommending six persons for nomination by the Board for appointment by the General Meeting (the “Class II Directors”). Subcommittee II, as well as the entire Nominating Committee, has recommended John Boynton and Esther Dyson, current members of the Board of Directors, for nomination by the Board for re-appointment by the General Meeting as non-executive members, with the effect that Mr. Boynton and Ms. Dyson will continue to serve as a Class II directors.

3. Re-appointment of John Boynton as a non-executive member of the Board of Directors

It is proposed to re-appoint John Boynton as a non-executive member of the Board of Directors of the Company for a four-year term with effect from June 28, 2021 and running until the annual general meeting to be held in 2025.

John Boynton has been a non-executive director since 2000 and was appointed to serve as Chairman of the Board in 2016. He was a founding shareholder of Yandex and has served the Board in a number of capacities including Chairman of the Corporate Governance Committee, and member of the Compensation, Audit, and Nominating Committees. He is a member of the National Association of Corporate Directors. In addition to Yandex, he was co-founder of CompTek and InfiNet Wireless in Russia and has served as a founder, investor and/or board member in a variety of growth companies in technology, healthcare services, and real estate. His career was shaped by a student trip to the Soviet Union in 1983. He was studying Russian language at the time, and that trip inspired him to direct his entrepreneurial energy toward Russia after graduating from Harvard in 1988.

Yandex is pleased to have Mr. Boynton as a Chairman of the Board of Directors. His professional experience, knowledge of Yandex and its businesses, and exceptional leadership skills make him an important participant in all the essential processes taking place in the Company.

Mr. Boynton will receive cash and equity compensation in his capacity as a non-executive director in accordance with the group’s policies for compensation of non-executive directors.

4. Re-appointment of Esther Dyson as a non-executive member of the Board of Directors

It is proposed to re-appoint Esther Dyson as a non-executive member of the Board of Directors of the Company for a four-year term with effect from June 28, 2021 and running until the annual general meeting to be held in 2025.

Esther Dyson has been a non-executive director at Yandex since 2006. Ms. Dyson is executive founder of Wellville, a US-based 10-year non-profit project to demonstrate the value of investing in health. Ms. Dyson is an active investor and board member in a variety of IT, healthcare and aerospace start-ups, and also sits on the board of Luxoft (LXFT -NYSE) and Pressreader, two other IT companies of Russian origin. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference, where Yandex CEO Arkady Volozh spoke in 2005. In addition to Yandex and Luxoft, her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies Epam, Ostrovok, TerraLink, UCMS and Zingaya. She sits on the boards of 23andMe (genetics) and SWVL (a Cairo-based dynamic transportation company). She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), Meetup (sold to WeWork), and Geometric Intelligence and Jump (sold to Uber), among others. She is the author of “Release 2.0: A design for living in the digital age” (1997). She earned a B.A. in economics from Harvard University.

The Board of Directors is grateful that Ms. Dyson, with her extensive industry experience, knowledge of the Company and deep understanding of its values, is able to continue to serve on the Board of Directors for the next four years.

Ms. Dyson will receive cash and equity compensation in her capacity as a non-executive director and in line with the group’s policies for compensation of non-executive directors.

5. Re-appointment of Ilya Strebulaev as a non-executive member of the Board of Directors

It is proposed to re-appoint Ilya Strebulaev as a non-executive member of the Board of Directors of the Company for a four-year term with effect from June 28, 2021 and running until the annual general meeting to be held in 2025.

Mr. Strebulaev has been a non-executive director of Yandex since 2018. Mr. Strebulaev has been on the faculty at the Graduate School of Business, Stanford University since 2004 and currently is the David S. Lobel Professor of Private Equity and a tenured Professor of Finance. He has also been a Research Associate at the National Bureau of Economic Research since 2010. He graduated from the London Business School with a doctorate in Finance. He also holds degrees from Lomonosov Moscow State University (B.Sc. Economics) and the New Economic School, Moscow (M.A. Economics). In addition to his qualifications in Finance, Mr. Strebulaev brings to the Board his expertise in the global technology industry, as well as his experience in corporate innovation and leadership. Mr. Strebulaev has been a member of the Audit Committee since 2018 and was appointed Chairman of the Audit Committee in May 2021.

The Board of Directors is pleased that Mr. Strebulaev is available to continue to serve as a member of the Board of Directors, as the Company benefits from his exceptional professional experience and knowledge, and his deep understanding of the global business environment and processes.

Mr. Strebulaev will receive cash and equity compensation in his capacity as a non-executive director and in line with the group’s policies for compensation of non-executive directors.

6. Appointment of Alexander Moldovan as a non-executive member of the Board of Directors

It is proposed to appoint Dr. Alexander Moldovan as a non-executive member of the Board of Directors of the Company for a four-year term with effect from June 28, 2021 and running until the annual general meeting to be held in 2025.

Dr. Moldovan is Chairman of the Academic Council of the Vinogradov Institute and a full member of the Russian Academy of Sciences. He is one of the foremost experts on the history and evolution of the Russian language. His collaborations with Yandex date back more than 20 years when he worked with Arkady Volozh and Ilya Segalovich to develop the first National Russian Language Corpus on top of our core search platform.

As a member of our Board of Directors, Dr. Moldovan will be well-positioned to help Yandex develop a variety of projects related to speech and language technologies as well as ESG initiatives related to inclusivity and adaptation of the Company's products for all audiences, including people with disabilities. Mr. Moldovan's popularity in scientific circles will help the Company gain access to cutting edge R&D, and of course, Dr. Moldovan's experience will be useful in Yandex's educational initiatives.

Mr. Moldovan will receive cash and equity compensation in his capacity as a non-executive director and in line with the group’s policies for compensation of non-executive directors.

Appointment of Auditor

7. Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. Following a review of the Company’s engagement with its current auditor, JSC KPMG, and its Dutch affiliate KPMG Accountants N.V., and a competitive tender process, the Audit Committee has advised the Board of Directors to propose at the AGM the appointment of AO PricewaterhouseCoopers Audit, an independent registered public accounting firm and the Russian member firm of PricewaterhouseCoopers International Limited, as auditors of the Company’s consolidated financial statements for the 2021 financial year (to be prepared under U.S. GAAP), and PricewaterhouseCoopers Accountants N.V, its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2021 financial year (to be prepared under IFRS). During the three fiscal years ended December 31, 2017 - 2020, and from January 1, 2021 through June 9, 2021, (1) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in its report on the Company’s financial statements for such periods, and (2) there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K).

General designations and authorizations of the Board of Directors

8-10. General authorization of the Board of Directors to (i) issue Class A Shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue Class A Shares in an amount up to 20% of the issued share capital (excluding Class C Shares) from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

In the year ended December 31, 2020, we repurchased an aggregate of 4,228,163 Class A shares at an average price $33.86 per share for a total amount of RUB 10,585 million. In the year ended

December 31, 2019, we repurchased an aggregate of 460,791 Class A shares at an average price of $41.16 per share, for a total amount of RUB 1,205 million.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on October 29, 2020. These authorizations are a matter of corporate housekeeping in the ordinary course, and the Board of Directors does not have any specific plans for issuance or repurchases at this time.

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